Filed Pursuant to Rule 433
Registration No. 333-131278
June 2, 2006
United Dominion Realty Trust, Inc.
Medium-Trust Notes
Due Nine Months or More
From Date of Issue
FINAL TERM SHEET

Issuer:	United Dominion Realty Trust, Inc.
Ratings:	Baa2/BBB (stable/stable)
Size:	$125,000,000
Security Type:	Senior Unsecured
Maturity:	June 1, 2013
Coupon:	6.05%
Price to Public:	99.754%
Yield to maturity:	6.094%
Spread to Benchmark Treasury:	112.5 bps
Benchmark Treasury:	UST 3.625% May 15, 2013
Benchmark Treasury Spot and Yield:	92-6; 4.969%
Proceeds (Before Expenses) to Issuer:	99.129%
Interest Payment Dates:	June 1 and December 1, commencing
December 1, 2006
Redemption Provisions:	Make-whole call at any time at a
discount rate of Treasury plus 20 bps
Trade Date:	June 2, 2006
Settlement Date:	June 7, 2006
Denominations	$1,000 X $1,000
CUSIP:	TBA
Underwriters:	J.P. Morgan Securities Inc.
Citigroup Global Markets Inc.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. collect at (212) 834-4533 or Citigroup Global Markets Inc. toll-free at 1-877-858-5407.
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